July 30, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:   Tia L. Jenkins

Re:	Golden Star Resources Ltd.

Form 40-F for the Year Ended December 31, 2013

Filed March 25, 2014

File No. 001-12284

Dear Ms. Jenkins:

On behalf of Golden Star Resources Ltd. (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated July 29, 2014 (the “Letter”), regarding the Company’s Form 40-F as filed on March 25, 2014, and consistent with telephone communication with Ms. Moosariparambil on Wednesday, July 30, 2014, the Company hereby confirms that it will respond to the Letter no later than August 27, 2014.

Should you require further clarification, please contact the undersigned at (303) 892-7344.

Sincerely,

/s/ Michelle Shepston
for
DAVIS GRAHAM & STUBBS LLP

cc:	Myra Moosariparambil

Nasreen Mohammed

John Coleman

André van Niekerk

Michelle Shepston • 303 892 7344 • Michelle.Shepston@dgslaw.com